Arbolada Capital Management Company

c/o TCW Investment Management Company

865 South Figueroa Street, Ste. 1800

Los Angeles, California 90017

November 9, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arbolada Capital Management Company
Registration Statement on Form S-11, File No. 333-172778

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Arbolada Capital Management Company, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-172778), together with all exhibits and amendments thereto, which was originally filed on March 11, 2011 and amended on April 13, 2011, April 19, 2011 and May 2, 2011 (as so amended, the “Registration Statement”). The Company has determined not to pursue an initial public offering at the present time, rendering the Registration Statement unnecessary.

The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via e-mail at Sean.Plater@tcw.com or via facsimile at (213) 244-0645. If you have any questions regarding this application, please contact the undersigned at (213) 244-0652 or David J. Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP by telephone at (212) 735-3574.

Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Sean Plater

Sean Plater Senior Vice President & Associate General Counsel